(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: 07/31/2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.
Full Name of Registrant

Former Name if Applicable

17872 Cartwright Road, Irvine, CA 92614
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2011 (the "Quarterly Report") without unreasonable effort and expense due to the Registrant's decision on September 1, 2011 to dismiss Ernst & Young LLP as its independent auditors for cost reduction purposes. On September 2, 2011, the Registrant engaged Haskell & White LLP to serve as its independent auditor effective immediately. Management of the Registrant has been working diligently with Haskell & White LLP on the transition, however, the change in auditors necessitated a significant amount of effort in providing the necessary financial data and other documents and information to Haskell & White LLP, which delayed management's preparation of the Quarterly Report, and, in turn, Haskell & White LLP's review thereof.

In addition to the delay caused by the recent change in auditors, additional time is needed to evaluate the financial statement impact resulting from certain material transactions and events that occurred during and after the period covered by the Quarterly Report including, without limitation, debt modifications that occurred on August 31, 2011 and the Registrant's withdrawal on September 2, 2011 from the California Energy Commission loan program.

The Registrant anticipates that it will be able to file its Quarterly Report for the fiscal quarter ended July 31, 2011 within the time prescribed in Rule 12b-25(b)(2)(ii).

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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth Lombardo	248-619-9277
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	09/12/2011	By	/s/ W. Brian Olson
W. Brian Olson Chief Financial Officer

Part IV(3) Explanation

The Registrant anticipates that revenues to be reported will increase by $3.2 million, from $3.6 million for the three months ended July 31, 2010 to $6.8 million for the three months ended July 31, 2011, and anticipates that its loss from operations before income taxes for the period ended July 31, 2011 will increase by $6.3 million, from a loss of $1.6 million for the three months ended July 31, 2010 to a loss of $7.9 million for the three months ended July 31, 2011. The increase in loss for the current period compared to the same period for the last fiscal year is primarily attributable to the following: (i) a non-cash charge in the current period of $1.9 million attributable to fair value adjustments of derivative instruments, compared to a gain of $3.4 million for same period in the last fiscal year, (ii) a non-cash charge of $1.8 million attributable to a facility exit obligation that occurred in the current period only, and (iii) a non-cash charge of $1.1 million attributable to amortization and impairment of long-lived assets, compared to a non-cash charge of $0.1 million for the same period in the last fiscal year.